{SHIP GRAPHIC}
                             THE VANGUARD GROUP(R)


                                                   February 17, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission          via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                   Re:               Vanguard Whitehall Funds

Dear Mr. Sandoe:

  The following responds to your comments of February 2, 2006 on the post-effective amendment of the registration statement of the Vanguard Whitehall Funds (the "Trust"). You commented on Post-Effective Amendment No. 27 that was filed on December 19, 2005.

Comment 1:  Selected Value Fund Prospectus:  Profile

Comment:       Define "medium-size U.S. companies".

Response:     The prospectus for the Selected Value Fund (the "Value Fund")
              states that the Fund invests in medium-size companies and that the Fund's primary risks include mid-cap risk. The prospectus also states that market capitalization ranges change over time and that there are no "official" definitions of small- mid- or large-cap, even among Vanguard advisers. We note that the asset-weighted medium market cap of the Value Fund as of Oct. 31, 2005 was $4.3 billion. We believe this, as well as the other disclosure contained in the Value Fund's prospectus, adequately describes the Value Fund's investment strategies.

Comment 2:    Selected Value Fund Prospectus:  Profile

Comment: If Asset Concentration Risk is a primary risk of the Value Fund, it should be included as a primary strategy.

Response:     We have moved the last sentence of the Asset Concentration Risk disclosure to the second-to the last sentence at the end of the paragraph under Primary Investment Strategies on page 1. The sentence states: "The Fund tends to invest a high percentage of assets in its ten largest holdings."

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February 17, 2006
Christian Sandoe
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Comment 3:    Selected Value Fund Prospectus: Other Policies

Comment: Confirm to the SEC that the investment strategies and policies, including investment in foreign securities, discussed in the "Other Investment Policies and Risks" section of the prospectus are non-principal Value Fund strategies and policies.

Response:     The strategies and policies disclosed in the "Other Investment
              Policies and Risks" are not principal strategies and policies of the Value Fund.

Comment 4:    Selected Value Fund Prospectus: Portfolio Manager Disclosure.

Comment:      Describe the separate roles of each portfolio manager.

Response:     We have disclosed that each portfolio manager is a "co-manager"
              of the Value Fund.

Comment 5:    Mid-Cap Growth Fund Prospectus: Portfolio Manager Disclosure

Comment:      Describe the separate roles of each portfolio manager.

Response:     We have disclosed that each portfolio manager is a "co-manager"
              of the Growth Fund.

Comment 6:    Mid-Cap Growth Fund Prospectus: Other Policies

Comment: Confirm to the SEC that the investment strategies and policies, including investment in foreign securities, discussed in the "Other Investment Policies and Risks" section of the prospectus are non-principal Growth Fund strategies and policies.

Response:     The strategies and policies disclosed in the "Other Investment
              Policies and Risks" are not principal strategies and policies of the Growth Fund.

Comment 7:    International Explorer Fund Prospectus: General

Comment: Please provide to the SEC a breakdown of the different countries in which the International Fund invests.

Response:     As noted on page 10 in the International Fund's Annual Report dated October 31, 2005, the country breakdown includes investment in companies located in 14 European countries, 4 Pacific countries, and 3 (plus a category of "Other") Emerging Markets countries.

Comment 8:    Statement of Additional Information

Comment: The detail regarding each Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:     We currently have the appropriate level of disclosure. Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order

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February 17, 2006
Christian Sandoe
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              granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee
              Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

              An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

Comment 9:    Statement of Additional Information

Comment: Please clarify what the material conflicts of interest are that each adviser seeks to eliminate.

Response:     The following is added to Barrow, Hanley's disclosure under
              Material Conflicts of Interest:

              Actual or potential conflicts of interest may arise when a portfolio manager has management responsibilities to more than one account (including the Selected Value Fund). Barrow, Hanley manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes and oversight by directors and independent third parties to ensure that no client, regardless of type or fee structure, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations

-----------------------------------------------------------------------------
(1)In the Matter of Vanguard Convertible Securities Fund, et al.,
   File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003)(Notice) and 26089 (June 25, 2003) (order).
(2)Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).


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February 17, 2006
Christian Sandoe
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              where two or more funds or accounts participate in
              investment decisions involving the same securities.


              The following is added to Donald Smith's disclosure under Material Conflicts of Interest:

              Donald Smith & Co. is an independent investment advisor with no parent or subsidiary organizations. Additionally, it has no affiliated organizations, brokerage, or investment banking activities.

              Clients include mutual funds, public and corporate pension plans, endowments and foundations, and other separate accounts. Because the portfolio managers manage other accounts in addition to the Fund, conflicts of interest may arise in connection with the portfolio manager's management of the Fund's investment on the one hand and the investments of such other accounts on the other hand. Donald Smith & Co. has put in place systems, policies, and procedures, which have been designed to maintain fairness in portfolio management across all clients. Potential conflicts between the Fund or with other types of accounts are managed in accordance with trade aggregation and allocation policies and procedures, internal review processes, and direct oversight by Donald G. Smith, President.

              The following disclosure is added to Schroders' Material Conflicts of Interest:

              Whenever the portfolio manager of the International Explorer Fund manages other accounts, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Fund and the investment strategy of the other accounts. For example, in certain instances, a portfolio manager may take conflicting positions in a particular security for different accounts, by selling a security for one account and continuing to hold it for another account. In addition, the fact that other accounts require the portfolio manager to devote less than all of his time to the Fund may be seen itself to constitute a conflict with the interest of the Fund.

              The portfolio manager may also execute transactions for another fund or account at the direction of such fund or account that may adversely impact the value of securities held by the Fund. Securities selected for funds or accounts other than the Fund may outperform the securities selected for the Fund. Finally, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, the Fund may not be able to take full advantage of that opportunity due to an allocation of that opportunity across all eligible funds and accounts.

              At Schroders, individual portfolio managers may manage multiple accounts for multiple clients. In addition to mutual funds, these other accounts may include separate accounts, collective trusts, or offshore

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February 17, 2006
Christian Sandoe
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              funds. Certain of these accounts may pay a performance fee, and portfolio managers may have an incentive to allocate investment to these accounts.

              Schroders manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes, and oversight by directors. Schroders has developed trade allocation systems and controls to ensure that no one client, regardless of type, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

              The structure of each portfolio manager's compensation may give rise to potential conflicts of interest. Each portfolio manager's base pay tends to increase with additional and more
              complex   responsibilities  that  include increased assets under
              management, which indirectly links compensation to sales.

              Schroders has adopted certain compliance procedures that are designed to address these, and other, types of conflicts. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

              The following disclosure is added to Provident's disclosure under Material Conflicts of Interest:

              At Provident, individual portfolio managers may manage multiple accounts for multiple clients. Managing multiple accounts may give rise to potential conflicts of interest including, for example, conflicts in the allocation of investment opportunities.

Comment 10:   Statement of Additional Information

Comment:      Please state whether Barrow, Hanley's base salary is fixed.

Response:     The revised disclosure under Description of Compensation states:
              "In addition to a fixed base salary, all..."


Comment 11:   Statement of Additional Information

Comment: Under Description of Compensation for Donald Smith, the text states that a discretionary bonus can exceed 100% of the base salary if "performance for clients exceeds established benchmarks." Please state whether there is a performance period determining this bonus.

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February 17, 2006
Christian Sandoe
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Response:     The next sentence after the above-referenced sentence in the SAI states "The current benchmark utilized is various Russell Indexes, measured over a one-year period." (emphasis added)

Comment 12:   Tandy Requirements

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

              - The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

              - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

              - The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:     As required by the SEC, we will provide the foregoing
              acknowledgements.

                                    * * * * *

              As required by the SEC, the Trust acknowledges that:

              - The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

              - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

              - The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                         Sincerely,

                                                    /s/ Lisa Matson
                                                       Lisa  Matson
                                                  Associate Counsel